WilmerHale
Robert A. Schwed
+1 212 937 7276 (t)
+1 212 230 8888 (f)
robert.schwed@wilmerhale.com
February 2, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Anita Karu

Re:	Ocean Power Technologies, Inc.
Registration Statement on Form S-1
File No. 333-138595
Ladies and Gentlemen:
     On behalf of Ocean Power Technologies, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).
     Amendment No. 1 is being filed in response to comments contained in the letter dated December 12, 2006 from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Dr. George W. Taylor, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.
     On behalf of the Company, we advise you as follows:
General
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and related information based on a bona fide estimate of the public offering within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
Wilmer Cutler Pickering Hale and Dorr llp, 399 Park Avenue, New York, New York 10022
Baltimore     Beijing     Berlin     Boston     Brussels     London     Munich     New York     Northern Virginia     Oxford     Palo Alto     Waltham     Washington

WilmerHale
Securities and Exchange Commission
February 2, 2007

Response:	The Company intends to include all information not entitled to be omitted under Rule 430A, including the anticipated price range and related information based on a bona fide estimate of the public offering within that range, in any preliminary prospectus that it circulates. The Company acknowledges that the Staff requires sufficient time to review the complete disclosure prior to any distribution of preliminary prospectuses.
2.	Please revise your document to reflect the reverse stock split of your common stock to be completed prior to this offering and your reincorporation in Delaware which will become effective prior to this offering.

Response:	The Company has revised the disclosure on pages 5 and II-2 to indicate a one-for-ten reverse stock split of its common stock will be completed prior to this offering. The reverse stock split of the Company’s common stock and the Company’s reincorporation in Delaware have been approved by the Company’s stockholders but have not yet been effected. The Company plans to reflect the reverse stock split of the Company’s common stock in an amendment to the Registration Statement that includes the anticipated price range for the offering and that will be filed prior to circulating a preliminary prospectus. We have also revised the disclosure on page 5 to clarify that the Delaware certificate of incorporation and bylaws have not yet been adopted. Otherwise, the Registration Statement currently contemplates consummation of the reincorporation.
Outside Front Cover Page of Prospectus
3.	Please identify only the lead or managing underwriters on the cover page. Refer to Item 501(b)(8)(i) of Regulation S-K.

Response:	The underwriters identified on the cover page are the lead managers for the offering.
Prospectus Summary, page 1
4.	Please eliminate the first sentence in the second paragraph of your headnote as the defined terms are clear from context.

Response:	The Company has revised the disclosure on page 1 in response to the Staff’s comment.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Our Company, page 1
5.	Please revise here and throughout the filing to consistently reflect the operating status of your PowerBuoy systems. For example, if only one system is in the water and currently generating electricity, so indicate. Describe where it is located and how long it has been operating.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2, as well as in other sections where appropriate.
6.	In this connection, your discussion appears to emphasize that you are commercializing proprietary systems, offering products as part of your systems and expanding your key commercial opportunities, rather than focusing on your developmental activities and the status of your systems. Please revise here and elsewhere, such as under Business.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2, as well as in other sections where appropriate. The Company supplementally advises the Staff that the Company’s development and engineering efforts are focused on increasing the maximum capacity of the utility PowerBuoy system. However, the Company currently has developed a PowerBuoy system with a maximum capacity of 40 kilowatts that is available for commercial use. Therefore, as described in Amendment No. 1, the Company plans to simultaneously commercialize its systems and focus on developmental activities.
7.	Please provide support for the qualitative and comparative statements contained in this section and throughout your prospectus.

Response:	The Company is supplementally providing the Staff with the requested supporting documents. The Company advises the Staff that the market research cited in the filing is commercially available to the public and was not specifically commissioned by the Company.
The Offering, page 4
8.	If applicable, please disclose the percentage of your common stock that is held by your officers and directors and whether they are able to control the outcome of stockholder votes on various matters.

Response:	The Company supplementally advises the Staff that, as of January 15, 2007, approximately 25% of the Company’s common stock is held or controlled by its officers and directors. Accordingly, officers and directors are not able to control the outcome of stockholder votes on matters, and the Company believes that no additional disclosure is required with respect to the ownership of officers and directors in this section of the prospectus.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Risk Factors, page 8
9.	Many of your risk factor captions do not describe the risk in a concrete manner, but merely state facts that give rise to the risks. For example, the caption “Our future success depends on our ability to increase the maximum power output of our utility PowerBuoy system, which is subject to risks and uncertainties” does not describe the risks and uncertainties. The caption “We may be unable to deploy larger PowerBuoy systems cost effectively and without damage to the systems” does not explain that if this happens, you may be unable to expand your business, maintain your competitive position, satisfy your contractual obligations or become profitable.

Please generally review your risk factor captions to ensure they express your risks in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk. Also, please avoid the generic conclusion that a particular risk would adversely affect or materially harm your business, results of operations and financial condition.

Response:	The Company has revised the risk factor captions in response to the Staff’s comment.
10.	Several of your risk factors contain language that mitigates the risk. See, for example:
•	“Although we have extensively tested our technology in the ocean...” in the second risk factor on page 8;

•	“Although we may attempt to minimize the financial risks attributable to the development of a project...” in the last risk factor on page 8;

•	“Although our reporting currency is the US dollar...” in the first risk factor on page 15; and

•	“Although we carry insurance for our PowerBuoy systems...” in the second risk factor on page 15.
These are only examples. Please eliminate mitigating language from your risk factors.

Response:	The Company has eliminated the mitigating language from its risk factors in response to the Staff’s comment.

WilmerHale
Securities and Exchange Commission
February 2, 2007

11.	Please revise to discuss the following risks:
•	The geographic limitations and concentration of your business; and

•	If applicable, discuss any risks posed by cold weather and water temperature or seasonal changes.

Response:	The Company has added a risk factor with the caption “Since our PowerBuoy systems can only be deployed in certain geographic locations, our ability to grow our business could be adversely affected” on page 18 in response to the Staff’s comment in the first bullet above. The Company has added additional disclosure on page 18 in the risk factor under the caption “We face hurricane- and storm-related risks and other risks typical of a marine environment which could adversely affect our business, financial condition and results of operations” in response to the Staff’s comment in the second bullet above. The Company supplementally advises the Staff that cold weather and water temperature do not affect the operation of the PowerBuoy system in any material respect and the Company intends to deploy its PowerBuoy systems only in locations where the seasonal changes do not have a material impact.
Failure by third parties to supply or manufacture..., page 12
12.	Please revise to identify the third parties on whom you rely. Similarly, on page 10, please identify the two other customers on whom you depend.

Response:	The Company has selected suppliers in close proximity to project sites in order to minimize costs, however alternative suppliers are available in each location. The Company is not dependent on any one third-party vendor for a material portion of its services or parts. The Company faces the risk that third-party vendors, over whom the Company does not have full control, do not perform in a manner satisfactory to the Company. This risk is reflected in the disclosure on page 14. The Company has revised the disclosure on page 12 to indicate that the Company currently depends on three entities, the US Navy, Iberdrola S.A. and Total S.A. for the majority of its revenues. Since Iberdrola and Total participate together in both of its Spain and France projects, the Company aggregates the revenues from these two entities. In response to the Staff’s comment, the Company has revised the disclosure on page 12 to identify these customers on whom the Company depends.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 29
13.	Please note that Item 303(a)(1), (2)(ii) and (3)(i) of Regulation S-K requires, as applicable, a discussion of any known trends, events, or uncertainties that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, are there any trends that you anticipate will impact your revenues and do you expect your revenues to increase, decrease or stay the same? It appears appropriate to consider such matters as the availability of energy resources, status of renewable energy research, concerns about global warming, etc. Please revise accordingly. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.

Response:	The Company has considered this requirement and believes it has adequately addressed events or uncertainties that may affect its business, in particular in the risk factors section. The Company does not believe the availability of energy resources is a material issue as wave energy is a renewable resource not subject to the same constraints as traditional fuel sources, such as gas, oil and coal. Beginning on page 47 under the caption “Our Market,” the Company discusses market trends that may impact the Company’s business. The Company has added disclosure on page 18 to address geographic constraints of the PowerBuoy system. In addition, the Company has revised disclosure throughout the prospectus to further discuss the status and risks associated with its development efforts.
Liquidity and Capital Resources, page 38
14.	Please expand to discuss the extent to which operation funding requirements exceed your cash received from your customers and how these cash requirements fit into your overall business plan. Please clarify the extent to which your use of cash exceeds your generation of cash from operations thus giving rise to outside funding requirements.

Response:	In response to the Staff’s comments, the Company has revised the disclosure on page 40 to indicate that since the Company’s inception, the cash flows from customer revenues have not been sufficient to fund its operations and provide the capital resources for the planned growth of its business. Additionally, the Company has deleted the “Cash Flows” subheading to clarify that the disclosure regarding cash flows further describes the Company’s liquidity and capital resources.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Cash Flows, page 38
15.	Your discussion of the statement of cash flows is a numerical reiteration of the figures contained in this statement. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. See Section 501.13b of the Financial Reporting Codification.

Response:	The Company has revised its disclosure beginning on page 40 under the caption “Liquidity and Capital Resources” in response to the Staff’s comment.
Business, page 44
16.	Please revise to clarify the status of your deployments and your “commercial opportunities” and “relationships.” For example, clarify the number of buoy power stations that are currently operational. For each of the product deployments, discuss the material events or steps required in order to begin to generate revenues, the material risks, conditions or contingencies to the achievement of those events or steps, the funds needed to implement each step and a timetable for the commencement of each proposed activity.

Response:	In response to the Staff’s comment, the Company has revised the disclosure beginning on page 54 under the heading “Product Deployments.” The Company believes that it has adequately disclosed the aggregate funds required to achieve its development projects, In its view, the disclosure of the funds needed to implement each step of its ongoing projects is not required to protect investors and this disclosure would adversely affect the Company’s business. This information is confidential financial information that it is not of the type usually released to the public and is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the Company by permitting competitors to acquire private information about the costs of each phase of the Company’s projects and how the Company prices its products. The disclosure of this financial information could adversely affect the Company’s ability to negotiate favorable terms with parties in the future. Therefore the Company has not included this confidential financial information in Amendment No. 1.
17.	We note that on page 23 you disclose various uses for the proceeds to be raised in this offering. Please discuss in detail how you plan to use the proceeds in order to grow your business. In addition, we note that the longest continuous deployment of your buoy system has been for only 12 months. Please discuss the reasons why your buoy system was not able to operate for a longer period of time and describe the maintenance problems with New Jersey demonstration buoy and how you intend to address these challenges. Further, please discuss how you intend to increase power output by increasing the diameter or number of buoys in your system and any challenges or problems with these proposals.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Response:	The Company has added disclosure beginning on page 54 under the caption “Product Deployments” to discuss in more detail how the Company plans to grow its business. The Company has added disclosure on page 55 to address the reasons why the PowerBuoy system deployed off the coast of New Jersey did not operate for longer than 12 months and its current maintenance status. The Company has added disclosure on pages 51 and 61 to address how the Company intends to increase the power output of its PowerBuoy system by increasing the diameter of the system. The Company respectfully directs you to the second full paragraph on page 61 for disclosure regarding challenges or problems with the proposal regarding increasing the size of the diameter of the system. Please see page 53, the third paragraph under the heading “Our Products—Utility PowerBuoy System” for disclosure regarding how the Company intends to increase power output by increasing the number of PowerBuoy systems. The Company has added disclosure on page 53 to address challenges or problems with the proposal regarding increasing the number of PowerBuoy systems.
Our systems are environmentally benign..., page 48
18.	We note that you state that your buoy system does not present significant risks to marine life and does not emit significant levels of pollutants. Please address whether the environmental impact on marine life and ecology will remain the same for different geographic locations or in the event that you increase the power output of your systems, either with an array of buoys or buoys with an increased diameter.

Response:	The Company has added disclosure on page 50 in response to the Staff’s comment. In support of the Company’s belief that the environmental impact of marine life and ecology will remain the same for arrays of multiple PowerBuoy systems, the independent environmental assessment conducted in connection with the Company’s project at the US Marine Corps Base in Hawaii contemplated a wave power station comprised of up to six PowerBuoy systems. That assessment resulted in a Finding of No Significant impact as disclosed on page 50.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Certain Relationships and Related Party Transactions, page 74
19.	We note that you include information since May 1, 2005. Please revise to include information for the two fiscal years preceding the last fiscal year. Refer to Instruction 2 to Item 404 of Regulation S-K.

Response:	The date included in the Registration Statement was incorrect, and the Company has revised the date in Amendment No. 1 to reflect that information for the two fiscal years preceding the last fiscal year has been included in the disclosure regarding certain relationships and related party transactions.
20.	Please indicate whether the terms of these transactions are comparable to terms with unaffiliated parties.

Response:	The Company has revised the disclosure on page 75 in response to the Staff’s comment.
Principal Stockholders, page 75
21.	Please revise to include Princeton Research Associates and Dunfield Investment Company in the table. In addition, please update to include information as of the most recent practicable date.

Response:	The Company advises the Staff that each of Princeton Research Associates and Dunfield Investment Company holds less than 5% of the shares of the Company’s common stock currently outstanding. Accordingly, these entities are not required to be included in the table, although they are referenced in the footnotes as the shares are included for purposes of calculating the beneficial ownership of certain of the Company’s officers and directors. The Company has revised the disclosure to partially update the disclosure to include information as of the most recent practicable date and intends to file an additional amendment that will contain all information as of the most recent practicable date.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Determination of Offering Price, page 87
22.	We note you list in bullet points the factors considered in determining the offering price. Please describe in further detail how each factor will affect the determination.

Response:	The factors described under the subheading “Determination of Offering Price” are the primary factors that the Company expects will be considered by the Company and the underwriters in determining the public offering price. In advance of the actual pricing, it is not possible for the Company to predict how each factor will affect the determination. The Company notes that Item 505(a) of Regulation S-K requires the registrant to “describe the various factors considered in determining [the] offering price.” Because the Company expects to seek a declaration of effectiveness prior to pricing in reliance on Rule 430A, each preliminary prospectus will “omit information with respect to the public offering price . . . and other items dependent on the offering price.” If the final pricing decision involves material factors other than those disclosed or the disclosure under the subheading “Determination of Offering Price” otherwise requires editing in order to comply with the requirements of Item 505(a), the revised disclosure will be contained in the form of prospectus filed with the Commission under Rule 424(b).
23.	The last bullet point, “other factors deemed relevant by the underwriters and us,” is vague. Please describe the other factors.

Response:	The Company has revised the disclosure on page 89 in response to the Staff’s comment.
Where You Can Find More information, page 91
24.	We note the disclosure in the last paragraph indicating that you have not independently verified the data from industry publications appearing in the registration statement. Please delete any statements implying that you are not responsible for the disclosure in the registration statement.

Response:	The Company has revised the disclosure on page 92 in response to the Staff’s comment.
Financial Statements
General
25.	Please note that as of December 12, 2006, you will need to update your financial statements in accordance with Article 3 of Regulation S-X.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Response:	The Company has updated the disclosure by including financial statements for the six months ended October 31, 2005 and 2006.
Note (3) Certificates of Deposit
26.	To the extent any certificates of deposit are denominated in a currency other than the US dollar, please indicate the nominal face amount and currency for each certificate of deposit.

Response:	The Company has revised the disclosure in Note 3 in response to the Staff’s comment.
Note 4. Property and Equipment
27.	Please tell us how you treat demonstration wave power station(s) as discussed on page 53 in your balance sheet. In this regard, please explain to us how you generate revenues from the development and construction of the PowerBuoy systems for demonstration purposes. A description of a representative contract and the financial statement treatment of the related revenue and costs would be helpful to our understanding.

Response:	Under a funded development effort contract with the New Jersey Board of Public Utilities, the Company recognized revenue of $500,000 in connection with the construction and deployment of a single, non-grid-connected demonstration buoy off the coast of New Jersey. The Company has no obligation to repay such funding. Cost of revenues under that contract included the cost of the buoy, and therefore no asset was capitalized by the Company. Further, no revenues were generated from the sale of electricity. To date, the Company has not otherwise generated revenues in connection with its development and construction of any demonstration wave power stations, nor has the Company capitalized any costs related to demonstration wave power stations on its consolidated balance sheet. The Company intends to invest its own funds to build and install the demonstration wave power stations in Cornwall, England and Reedsport, Oregon. The Company will capitalize the costs related to these complete wave power stations on its consolidated balance sheet as “property and equipment,” since it will derive future economic benefit when the wave power stations generate revenues from the sale of electric power. At that time, the Company will recognize revenues only from the sale of energy generated by the wave power stations. The Company estimates the life of these power station assets to be 30 years, based on a constant maintenance program, information regarding buoy service lives from the US Coast Guard, the Company’s experience with technology and maintaining its buoys in the ocean, and information from the offshore oil and gas industry. The power stations will be depreciated as the Company generates revenues from selling energy.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Note(1)(1) Stock-Based Compensation
28.	Please tell us how you determined the fair value of your underlying stock to use in your valuation of stock options. On this note, please tell us why you determined volatility based on a peer group when it appears you have a trading history on the London AIM. We may have further comment.

Response:	In connection with each grant of stock options, the Company’s Board of Directors made a good faith determination of the fair value of the Company’s common stock at the date of grant. Since the Company has been listed on the AIM market of the London Stock Exchange, the fair value has been determined based on the price of the Company’s common stock on the AIM market at the time of grant. Prior to listing on AIM, the Board of Directors made a determination of the fair value of the Company’s common stock based on a number of factors including the following:
•	the prices from the most recent sales of the Company’s common stock to accredited investors;

•	the Company’s available cash, financial condition and results of operations;

•	transactions consummated by, and other business developments of, the Company; and

•	the lack of a liquid market (and the time frame in which a liquid market was likely to develop for the Company’s common stock).

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. Option pricing models, including the Black-Scholes model, require the use of input assumptions, including expected volatility, expected term and the expected dividend rate.

Volatility

Because the Company’s stock has not been publicly traded in the United States, the Company has not had an observable share-price volatility for its shares in the United States capital markets. Therefore, the Company has estimated the expected volatility of its common stock based on the volatility of a group of companies publicly traded in the United States that the Company considers to be similar to it. The Company does not believe that there are comparable peer companies on the AIM market.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Further, the Company does not estimate its expected volatility based on the price of its common stock on the AIM market because it does not believe, based on the historically low trading volume of its shares on that market, that the price of its common stock on the AIM market is an appropriate indicator of the expected volatility of its common stock. In particular, from the date of its initial listing on the AIM market through December 31, 2006, the average daily trading volume of the Company’s shares on days when shares were traded was approximately 103,000 shares and the median daily trading volume on days when shares were traded was approximately 25,000 shares. In addition, less than 10,000 shares were traded for 28% of the days on which any trading occurred and less than 100,000 shares were traded for 77% of the days on which any trading occurred. Comparatively, 20,000,000 shares of the Company’s common stock were issued in connection with the Company’s offering on the AIM market.

Notwithstanding the above, the Company has calculated its share price volatility on the AIM market for fiscal years 2004, 2005 and 2006. During each of those periods, the actual volatility of the Company’s shares was less than the volatility for the peer group of US companies that the Company used in its calculation of the expense recorded in its consolidated statements of operations under Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”).

In further consideration of the guidance provided by the Commission regarding the implementation of SFAS 123(R), the Company notes that its shares have been traded on the AIM market for a period of only three years and three months and there are no reference points in the form of traded options or other equity-based financial instruments. Therefore, the Company believes based on the guidelines in paragraphs A32a and A32c of SFAS 123(R) that it should use peer company volatility rather than its own because it does not have a history of volatility of its common stock on the AIM market for a period equivalent to the expected term of its options, which is in excess of eight years for each of the years in the three-year period ended April 30, 2006 and 5.5 years for the six months ended October 31, 2006.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Expected Term

Prior to fiscal 2007, the Company estimated the expected term of its options using its best estimate of the length of time from the grant date that it expects the options to remain outstanding. Beginning in fiscal 2007, the Company estimates the expected term using the average midpoint between the vesting term and the contractual term of each option.

Expected Dividend Rate

In its Black-Scholes calculations, the Company assumes no dividends will be paid on its capital stock.
Part II. Information Not Required in Prospectus, Page II-1
Item 15. Recent Sales of Unregistered Securities, page II-2
29.	Please describe the exemption relied upon in connection with the issuances described in paragraph 4.

Response:	The Company has revised the disclosure on page II-3 to indicate that the issuances described in paragraph 4 of Item 15 were issued in transactions that were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.
Item 16. Exhibits, page II-3
30.	We note your intention to file some exhibits, including your legal opinion, by amendment. Because we may have comments on these exhibits, please file the exhibits allowing adequate time for their review.

Response:	The Company has filed additional exhibits with Amendment No. 1. The Company will file its remaining exhibits in a future amendment to the Registration Statement. The Company acknowledges that the Staff requires adequate time to review such exhibits.
31.	Please confirm that you will file all material agreements. For example, we note that the index does not list any agreements with suppliers, or the Department of Homeland Security, or any contracts for the projects in France, England, Oregon, New Jersey, or Washington.

Response:	The Company has filed additional exhibits with Amendment No. 1. Simultaneous to filing Amendment No. 1, the Company submitted an amended confidential treatment application to include additional exhibits filed with Amendment No. 1. The Company confirms that it has filed all material agreements.

WilmerHale
Securities and Exchange Commission
February 2, 2007

Item 17. Undertakings, page II-3
32.	Please revise to include the undertakings in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response:	The Company has revised Item 17 to include the undertakings in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.
* * *
     If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Jennifer Berrent of this firm at (212) 937-7513.
Very truly yours,
/s/ ROBERT A. SCHWED
Robert A. Schwed